UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.     )*

Under the Securities Exchange Act of 1934

MATTRESS FIRM HOLDING CORP.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

57722W106

(CUSIP Number)

David S. Winter

David J. Millstone

40 North Management LLC

9 West 57th Street, 30th Floor

New York, New York 10019

(212) 821-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPIES TO:

Patrick J. Dooley, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

August 6, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 9 Pages

CUSIP No. 57722W106	Page 2 of 9 Pages

1	Names of Reporting Persons 40 NORTH MANAGEMENT LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 1,788,992
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,788,992
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,788,992
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 5.29%
14	Type of Reporting Person (See Instructions) IA

CUSIP No. 57722W106	Page 3 of 9 Pages

1	Names of Reporting Persons 40 NORTH INVESTMENTS LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,788,992
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,788,992
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,788,992
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 5.29%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 57722W106	Page 4 of 9 Pages

1	Names of Reporting Persons DAVID S. WINTER
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,788,992
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,788,992
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,788,992
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 5.29%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 57722W106	Page 5 of 9 Pages

1	Names of Reporting Persons DAVID J. MILLSTONE
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,788,992
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,788,992
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,788,992
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 5.29%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 57722W106	Page 6 of 9 Pages

Item 1.	Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.01 per share (the “Shares”) of Mattress Firm Holding Corp., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 5815 Gulf Freeway, Houston, Texas 77023.

Item 2.	Identity and Background.

This statement on Schedule 13D is filed on behalf of 40 North Management LLC, a Delaware limited liability company, 40 North Investments LP, a Delaware limited partnership, David S. Winter, an American citizen, and David J. Millstone, an American citizen (collectively, the “Reporting Persons”). This statement relates to Shares held for the account of 40 North Investments LP, a Delaware limited partnership (“40 North Investments”). 40 North Management LLC (“40 North Management”, which was formerly named 40 North Industries LLC) serves as principal investment manager to 40 North Investments. As such, 40 North Management has been granted investment discretion over portfolio investments, including the Shares, held for the account of 40 North Investments. David S. Winter and David J. Millstone each serve as members of 40 North Management. The principal business address of each of the Reporting Persons is 9 West 57th Street, 30th Floor, New York, New York 10019. A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons used working capital to purchase the 1,788,992 Shares reported herein. The total purchase price for the Shares reported herein was $57,870,902.

Item 4.	Purpose of Transaction.

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons acquired the Shares over which they exercise beneficial ownership in the belief that the Shares are undervalued and are an attractive investment. The Reporting Persons from time to time may enter into discussions with directors and officers of the Issuer, other shareholders or third parties in connection with the Reporting Persons’ investment in the Issuer. Such discussions may include one or more of management, the board, other stockholders of the Issuer and other persons to discuss the Issuer’s business, strategies and other matters related to the Issuer. These discussions may review options for enhancing shareholder value through various strategic alternatives or operational or management initiatives. The Reporting Persons may also seek to explore increasing their ownership position in the Issuer, through open market purchases or an acquisition of Shares from other significant stockholders.

CUSIP No. 57722W106	Page 7 of 9 Pages

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) Each of the Reporting Persons may be deemed to be the beneficial owner of 1,788,992 Shares, which represent approximately 5.29% of the Issuer’s outstanding Shares. 40 North Management may be deemed to have sole power to vote and sole power to dispose of such Shares. Each of 40 North Investments, Mr. Winter, and Mr. Millstone may be deemed to have shared power to vote and shared power to dispose of such Shares.

The percentage in the immediately foregoing paragraph is calculated based on a total of 33,844,140 Shares outstanding as of June 4, 2013 (based on the Issuer’s Quarterly Report on Form 10-Q for the period ending April 30, 2013).

(c) Except as set forth on Exhibit 2 attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) The limited partners of (or investors in) 40 North Investments, or their respective subsidiaries or affiliated entities, for which 40 North Management or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of the fund in accordance with their respective limited partnership interests (or investment percentages) in the fund.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

40 North Investments has entered into swaps with respect to the Shares. Under the terms of the swaps, (i) 40 North Investments will be obligated to pay to the counterparty any negative price performance of the specified notional number of Shares subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay 40 North Investments any positive price performance of the specified notional number of Shares subject to the swaps as of the expiration date of the swaps. Any dividends received by the counterparty on such notional Shares during the term of the swaps will be paid to 40 North Investments. All balances will be settled in cash. 40 North Investments’ counterparty for the swaps is Credit Suisse Securities (Europe) Limited. The swaps do not give 40 North Investments or any of the other Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, 40 North Investments and the other Reporting Persons disclaim any beneficial ownership of any Shares that may be referenced in the swap contracts or Shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts. The number of shares specified in such swaps is 132,340.

CUSIP No. 57722W106	Page 8 of 9 Pages

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement between 40 North Management LLC, 40 North Investments LP, David S. Winter, and David J. Millstone to file this Schedule 13D and any amendments thereto jointly on behalf of each of them.

Exhibit 2 – Transactions in the Shares effected in the past 60 days.

CUSIP No. 57722W106	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 6, 2013	40 NORTH MANAGEMENT LLC

	By:	/s/ David S. Winter
David S. Winter
Member

	By:	/s/ David J. Millstone
David J. Millstone
Member

Date: August 6, 2013	40 NORTH INVESTMENTS LP
By 40 North GP LLC, its General Partner

	By:	/s/ David S. Winter
David S. Winter
Member

	By:	/s/ David J. Millstone
David J. Millstone
Member

Date: August 6, 2013	DAVID S. WINTER

	By:	/s/ David S. Winter

Date: August 6, 2013	DAVID J. MILLSTONE

	By:	/s/ David J. Millstone